ORIX

ORIX Capital Markets, LLC

1717 Main Street, Suite 900, Dallas, TX 75201

Tel: 800 897 6781 Fax: 214 237 2018

Management Assertion

Dated: January 24, 2003

As of and for the year ended December 31, 2002, ORIX Capital Markets, LLC has complied in all material respects with the minimum servicing standards set forth in the Mortgage Bankers Association of America's (MBA's) Uniform Single Attestation Program for Mortgage Bankers, except for minimum servicing standards V.4 and VI.I, which the MBA has interpreted as being inapplicable to the servicing of commercial and multifamily loans. As of and for this same period, ORIX Capital Markets, LLC had in effect a fidelity bond and errors and omissions policy in the amount of $40,000,000.

Michael E. Cousins

Michael E. Cousins

ORIX Capital Markets LLC CFO

Donald J. Kalescky

Donald J. Kalescky

ORIX Capital Markets LLC Director, Loan Servicing